UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026.

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Annual Shareholders’ Meeting and Extraordinary Shareholders’ Meeting Results

On April 28, 2026, Galapagos NV (the “Company”) held its Annual Shareholders’ Meeting (the “Annual Meeting”) and its Extraordinary Shareholders’ Meeting (the “Extraordinary Meeting”, together with the Annual Meeting, the “Meetings”). The minutes and other documentation pertaining to the Meetings can be viewed at https://www.glpg.com/shareholders-meetings within 15 days of the Meetings. The final results of each of the agenda items submitted to a vote of the shareholders at the Meetings are set forth below.

Annual Meeting Results

Agenda item 2: acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2025, and approval of the allocation of the annual result as proposed by the Board of Directors

The Company’s shareholders’ meeting resolved to approve the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2025, and the allocation of the annual result as proposed by the Board of Directors.

Agenda item 5: acknowledgement and approval of the remuneration report

The Company’s shareholders’ meeting resolved to approve the remuneration report included in the annual report of the Board of Directors for the financial year ended on December 31, 2025.

Agenda item 6: release from liability to be granted to the (current and former) members of the Board of Directors, and the statutory auditor for the performance of their respective mandates during the financial year ended on December 31, 2025.

The Company’s shareholders’ meeting resolved, by a separate vote, to release each (current and former) member of the Board of Directors, and the statutory auditor from any liability arising from the performance of their respective mandates during the financial year ended December 31, 2025.

Agenda item 7: appointment of Mr. Henry Gosebruch as executive director

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee of the Board of Directors (hereinafter the “Nomination Committee”), to confirm the appointment by co-optation with effect as per May 12, 2025 (following the resignation of Stoffels IMC BV, permanently represented by Mr. Paul Stoffels, with effect as per the same date) and to appoint Mr. Henry Gosebruch as an executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2030 which will have decided upon the financial statements for the financial year ended on December 31, 2029. The shareholders’ meeting also resolved that the mandate of Mr. Henry Gosebruch as a director of the Company will not be remunerated.

Agenda item 8: appointment of Dr. Jane Griffiths as independent non-executive director

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, (a) to confirm the appointment by co-optation with effect as per July 28, 2025 (following the resignation of Mr. Simon Sturge, with effect as per the same date), and to appoint Dr. Jane Griffiths as an independent non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2030 which will have decided upon the financial statements for the financial year ended on December 31, 2029, and (b) to confirm her mandate as an independent member of the Board of Directors, taking note of the fact that (i) the Board of Directors has determined that Dr. Jane Griffiths meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Dr. Jane Griffiths has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with her independence, and (iii) the Board of Directors has no indication of any element that might call Dr. Jane Griffiths’ independence into question. The shareholders’ meeting also resolved that the mandate of Dr. Jane Griffiths will be remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

Agenda item 9: appointment of Ms. Dawn Svoronos as independent non-executive director

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, (a) to confirm the appointment by co-optation with effect as per July 28, 2025 (following the resignation of Mr. Peter Guenter, with effect as per the same date), and to appoint Ms. Dawn Svoronos as an independent non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2030 which will have decided upon the financial statements for the financial year ended on December 31, 2029, and (b) to confirm her mandate as an independent member of the Board of Directors, taking note of the fact that (i) the Board of Directors has determined that Ms. Dawn Svoronos meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Ms. Dawn Svoronos has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with her independence, and (iii) the Board of Directors has no indication of any element that might call Ms. Dawn Svoronos’ independence into question. The shareholders’ meeting also resolved that the mandate of Ms. Dawn Svoronos will be remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

Agenda item 10: appointment of Dr. Neil Johnston as independent non-executive director

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, (a) to confirm the appointment by co-optation with effect as per November 1, 2025 (following the resignation of Dr. Elisabeth Svanberg, with effect as per the same date), and to appoint Dr. Neil Johnston as an independent non-executive member of the Board of Directors of the Company, for an additional period of two years, up to and including the closing of the annual shareholders’ meeting to be held in 2028 which will have decided upon the financial statements for the financial year ended on December 31, 2027, and (b) to confirm his mandate as an independent member of the Board of Directors, taking note of the fact that (i) the Board of Directors has determined that Dr. Neil Johnston meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Dr. Neil Johnston has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with his independence, and (iii) the Board of Directors has no indication of any element that might call Dr. Neil Johnston’s independence into question. The shareholders’ meeting also resolved that the mandate of Dr. Neil Johnston will be remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

Agenda item 11: appointment of Mr. Devang Bhuva as non-executive director

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, to confirm the appointment by co-optation with effect as per November 1, 2025 (following the resignation of Mr. Andrew Dickinson, with effect as per the same date), and to appoint Mr. Devang Bhuva as a non-executive member of the Board of Directors of the Company, for an additional period of three years, up to and including the closing of the annual shareholders’ meeting to be held in 2029 which will have decided upon the financial statements for the financial year ended on December 31, 2028. The shareholders’ meeting also resolved that the mandate of Mr. Devang Bhuva will not be remunerated.

Agenda item 12: appointment of Dr. Paulo Fontoura as independent non-executive director

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, (a) to confirm the appointment by co-optation with effect as per February 9, 2026 (following the resignation of Dr. Susanne Schaffert, with effect as per November 1, 2025), and to appoint Dr. Paulo Fontoura as an independent non-executive member of the Board of Directors of the Company, for an additional period of three years, up to and including the closing of the annual shareholders’ meeting to be held in 2029 which will have decided upon the financial statements for the financial year ended on December 31, 2028, and (b) to confirm his mandate as an independent member of the Board of Directors, taking note of the fact that (i) the Board of Directors has determined that Dr. Paulo Fontoura meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Dr. Paulo Fontoura has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with his independence, and (iii) the Board of Directors has no indication of any element that might call Dr. Paulo Fontoura’s independence into question. The shareholders’ meeting also resolved that the mandate of Dr. Paulo Fontoura will be remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

Agenda item 13: appointment of Mr. Gino Santini as independent non-executive director

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, to (a) appoint Mr. Gino Santini as independent non-executive member of the Board of Directors of the Company, for a period of four years, and with immediate effect, up to and including the closing of the annual shareholders’ meeting to be held in 2030 which will have decided upon the financial statements for the financial year ended on December 31, 2029, and (b) to confirm his mandate as an independent member of the Board of Directors, taking note of the fact that (i) the Board of Directors has determined that Mr. Gino Santini meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Mr. Gino Santini has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or an important shareholder, which would interfere with his independence, and (iii) the Board of Directors has no indication of any element that might call Mr. Gino Santini’s independence into question. The shareholders’ meeting also resolved that the mandate of Mr. Gino Santini will be remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

Agenda item 14: re-appointment of statutory auditor and determination of statutory auditor’s remuneration

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, in accordance with the recommendation of the Audit Committee of the Board of Directors (hereinafter the “Audit Committee”) and upon proposal of the Board of Directors, (a) to re-appoint BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Bank for Enterprises (RPR Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts, as statutory auditor of the Company for a period of three years ending immediately after the annual shareholders’ meeting to be held in 2029 which will decide upon the Company’s annual accounts for the financial year to be ended on December 31, 2028, and (b) to determine the annual remuneration of BDO Bedrijfsrevisoren BV for its mandate as statutory auditor of the Company at EUR 495,000 (if any, VAT exclusive) per year.

Agenda item 15: confirmation and re-appointment of the statutory auditor with respect to the “assurance” of the Corporate Sustainability Reporting Directive (the “CSRD”) sustainability reporting

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, in accordance with the recommendation of the Audit Committee, (a) as far as needed and required, to charge the Company’s statutory auditor, being BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Bank for Enterprises (RPR Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts with the assurance of the sustainability reporting of the Company, as referred to in the CSRD, for a period of three years ending immediately after the annual shareholders’ meeting to be held in 2029 which will decide upon the Company’s annual accounts for the financial year to be ended on December 31, 2028, and (b) to determine the annual remuneration of BDO Bedrijfsrevisoren BV for the assurance of the Company’s sustainability reporting at EUR 50,000 (if any, VAT exclusive) per year.

Agenda item 16: remuneration of directors

Upon recommendation and advice of the Remuneration Committee of the Board of Directors, the shareholders’ meeting resolved that the annual compensation (excluding expenses) of the non-executive directors, other than the non-executive directors representing a shareholder, for the exercise of their mandate shall consist of a cash remuneration and an equity-based remuneration as follows:

(a)	Cash remuneration: (i) Chairperson of the Board of Directors: EUR 110,000; (ii) Lead Non-Executive Director, if appointed in accordance with Galapagos’ Corporate Governance Charter: EUR 75,000, (iii) other non-executive directors: EUR 55,000 each; (iv) additional annual compensation for the chairpersonship of a committee within the Board of Directors: EUR 20,000; and (v) additional annual compensation for the membership of a committee within the Board of Directors: EUR 15,000;

(b)	Equity-based remuneration: (i) Chairperson of the Board of Directors: EUR 135,000; (ii) Lead Non-Executive Director, if appointed in accordance with Galapagos’ Corporate Governance Charter: EUR 135,000; (iii) other non-executive directors: EUR 135,000 each; in each case (i), (ii) and (iii) subject to the requirement to use the net amount (after taxes) to acquire Galapagos shares. These latter payments make up the equivalent of an equity component of the directors’ remuneration and the resulting shares are to be held until at least one year after the non-executive director leaves the Board of Directors and at least three years after the time of acquisition.

The shareholders’ meeting resolved that the mandate of a non-executive director representing a shareholder will not be remunerated.

The rules set out above shall apply as from May 1, 2026.

Extraordinary Meeting Results

Agenda item 1: change of name of the Company to “Lakefront Biotherapeutics”

The shareholders’ meeting resolved to change the name of the Company to “Lakefront Biotherapeutics” and to amend article 1 of the articles of association accordingly, in each case with effect as of May 8, 2026.

Agenda item 2: amendment to the articles of association relating to the representation of the Company

The shareholders’ meeting resolved to amend article 16.1 of the articles of association as follows, effective immediately:

“16.1 General authority

Without prejudice to the general representation authority of the board of directors acting as a collegial body, the company is validly represented in dealings with third parties and in legal proceedings by two directors acting jointly, provided that at least one of the two directors is an independent director within the meaning of article 7:87 of the Belgian Companies and Associations Code.”

Agenda item 3: authorization to the Board of Directors to acquire its own shares

The shareholders’ meeting resolved to include a section “Share Buyback Authorization” in the articles of association of the Company with the following text:

“42. SHARE BUYBACK AUTHORIZATION

The company may, without the prior authorization of the Shareholders’ Meeting, in accordance with articles 7:215 and following of the Belgian Companies and Associations Code and articles 8:2 and following of the Royal Decree implementing the Belgian Companies and Associations Code, and within the limits they provide for, acquire a maximum of ten per cent (10%) of the number of shares existing at the end of the Extraordinary Shareholders’ Meeting of April 28, 2026, for a consideration equivalent to the closing price of the Company’s share on Euronext Brussels, on the day immediately preceding the acquisition, plus a maximum of fifteen per cent (15%) or minus a maximum of fifteen per cent (15%). This option extends to the acquisition of shares of the company by one of its direct subsidiaries, within the meaning and limits of article 7:221, paragraph 1 of the Belgian Companies and Associations Code. The above authorization is valid for five years from the date of the publication in the Annexes to the Belgian State Gazette of the minutes of the Extraordinary Shareholders’ Meeting of April 28, 2026.”

Agenda item 5: renewal of the authorization to the Board of Directors to increase the share capital within the framework of the authorized capital by up to twenty per cent (20%) of the share capital

The shareholders’ meeting of the Company resolved to renew the authorization to the Board of Directors to increase the share capital on one or more occasions, during a period of five (5) years as of the publication in the Annexes to the Belgian State Gazette of this authorization, with an aggregate amount equal to up to twenty per cent (20%) of the current amount of the share capital of the Company, and this in accordance with the terms and conditions set forth in the report of the Board of Directors prepared in accordance with article 7:199 of the Belgian Companies and Associations Code, as referred to in item 4 of the agenda of the Extraordinary Shareholders’ Meeting. Consequently, the shareholders’ meeting resolved to delete the existing temporary provisions of the articles of association of the Company in their entirety and to replace them with the following text, which, together with the Share Buyback Authorization set out under agenda item 3, will form the new temporary provisions of the articles of association (whereby the amount of twenty per cent (20%) of the subscribed capital referred to between square brackets below shall be determined on the basis of the outstanding subscribed capital at that time):

“43. AUTHORIZED CAPITAL

The Board of Directors has been granted the authority to increase the subscribed capital of the company, in accordance with applicable law, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Without prejudice to more restrictive rules set forth by law, the Board of Directors can increase the subscribed capital of the company in one or several times with an amount of up to EUR [•], i.e. twenty per cent (20%) of the subscribed capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with applicable law, the Board of Directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the company of a public takeover bid for the company’s shares.

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (below, above or at the fractional value of the existing shares, with or without voting rights, and as the case may be in the context of subscription right plans, restricted stock unit plans, performance stock unit plans and other incentive plans, for the company’s or its subsidiaries’ members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code (including members of the Board of Directors and/or independent consultants)), convertible bonds and/or subscription rights exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, issuance premiums, profits carried forward or other equity components. Aforementioned incentive plans can provide that, in exceptional circumstances (among others in the event of a change in control of the company or decease of the beneficiary), subscription rights, restricted stock units, performance stock units and other incentives can give rise to an accelerated exercise or vesting, before the third anniversary of their award, even if the beneficiary is a member of the Board of Directors or a person entrusted with the day-to-day management.

When increasing the subscribed capital within the limits of the authorized capital, the Board of Directors may, in the company’s interest, restrict or cancel the shareholders’ statutory preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the company’s or its subsidiaries’ members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code.

The Board of Directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the Board of Directors decides to do so, such issuance premium is to be booked on a share premium account.

The Board of Directors is authorized to bring the company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

Until this proposed resolution is approved and published in the Annexes to the Belgian State Gazette, the existing authorization will continue to apply.

Agenda item 6: proxy for coordination of the articles of association

The shareholders’ meeting resolved to authorize each collaborator of undersigned notary or notary Matthieu Derynck to draw up, sign and file the coordinated text of the Company’s articles of association in the electronic database provided for that purpose under the applicable laws.

Agenda item 7: authorization to the Board of Directors

The shareholders’ meeting resolved to grant all powers to the Company’s Board of Directors to execute the decisions taken.

Agenda item 8: proxy for the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations

The shareholders’ meeting resolved to grant a special power of attorney to any member of the Board of Directors and/or Ms. Annelies Denecker and Ms. Elien Van Mol, who - for the execution of this proxy - are all electing domicile at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, each acting separately and each with individual power of substitution and sub-delegation, to fulfill all formalities and/or sign all documents that must be fulfilled or signed in the name of or on behalf of the Company pursuant to or in the framework of the foregoing, including, but not limited to, the completion of all necessary formalities with the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations with respect to the decisions taken at the present meeting.

The information contained in this Form 6-K except Exhibit 99.1 is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333-218160, 333-225263, 333-231765, 333-249416, 333-260500, 333-268756, 333-275886, 333-283361, and 333-292050).

On April 28, 2026, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1.

The information contained in Exhibit 99.1 to this Form 6-K is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Exhibit 99.1. Press release dated April 28, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV
(Registrant)

Date: April 29, 2026	/s/ Annelies Denecker
Annelies Denecker
Company Secretary